Exhibit 11

CREATIVE COMPUTER APPLICATIONS, INC.

COMPUTATION OF EARNINGS PER COMMON SHARE

	Nine Months Ended May 31,		Three Months Ended May 31,
	2002	2001	2002	2001
AVERAGE MARKET PRICE PER SHARE	$0.86	$0.57	$1.12	$0.45

NET INCOME (LOSS)	$207,020	$(718,727)	$118,369	$33,225

Basic weighted average number of common shares outstanding	3,235,622	3,177,492	3,251,483	3,185,325

Diluted effect of stock options	9,486	—	116,583	—

Diluted weighted average number of common shares outstanding	3,245,108	3,177,492	3,368,066	3,185,325

Basic earnings (loss) per share	$.06	$(.23)	$.04	$.01

Diluted earnings (loss) per share	$.06	$(.23)	$.04	$.01